ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES

THIRD QUARTER 2022 FINANCIAL AND OPERATING RESULTS

Nashville, Tennessee and Vancouver, British Columbia - November 15, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (Nasdaq: ALPS) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2022 ("Q3 2022"). All amounts expressed in U.S. dollars unless otherwise stated.

Craig Perry, Chief Executive Officer, remarked: "We are pleased with our ongoing production and net income growth in Q3 2022, reaching a gross production run rate of more than 19,000 boe/d as we exited the quarter and since then averaging approximately 22,000 gross boe/d as of the date of this release. The Company continues to execute on its business plan and drilling schedule while driving scale efficiencies resulting in improving access to capital."

Q3 2022 Highlights

  Maintained average gross production of approximately 17,324 boe/day for the three months ended September 30, 2022 (Net 15,882 boe/day) an increase of 18% quarter over quarter and more than tripled year over year, despite extensive downtime during the month of July to enable completion activity.
  Reported Net Income before Non-Controlling Interest of approximately $22.5 million for the three months ended September 30, 2022 (September 30, 2021 - $22.0 million loss). Adjusted EBITDA[1] (defined below) of approximately $38.5 million for the same period (September 30, 2021 - $9.7 million).
  Brought eight new wells onto production during the third quarter of 2022.
  Successful repayment and reversion of the fourth development partnership that was formed during the first quarter of 2022, along with the concurrent closing of the Company's sixth development partnership in July 2022.
  Expanded the size of the asset backed securitization facility (the "ABS Facility") to a total size of $135 million. The ABS Facility charges interest at one-month LIBOR (with a 1% floor) + 8.0%. As of September 30, 2022, approximately $120.6 million was outstanding on the ABS Facility.
  Expanded the size of the corporate credit facility (the "Corporate Facility") to a maximum size of $65 million. The Corporate Facility charges interest at greater of 5.00% and Prime + 1.75%. As of September 30, 2022 approximately $17.4 million was available under the Corporate Facility with zero drawn.
  Listing on the Nasdaq Global Market ("Nasdaq") of the Company's Class A Subordinate Voting Shares ("SVS") on September 28, 2022, trading under the ticker symbol "ALPS".
  Paid monthly dividend of $0.03 per SVS ($3.00 per Multiple Voting Share and $0.03 per Proportionate Voting Share) during each month of the third quarter of 2022.

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[1] This is a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section of this press release for further information and the detailed reconciliation to the most directly comparable measure under IFRS that is included in this press release.

The following table provides a reconciliation of Net Income/(Loss) before Non-Controlling Interest to Adjusted EBITDA:

	Three Months Ended		Nine Months Ended
	Sept 30, 2022	Sept 30, 2021	Sept 30, 2022	Sept 30, 2021
Net income/(loss) before non-controlling interest:	$22,537,836	$(21,991,423)	$19,486,846	$(54,969,957)
(+) Depletion and depreciation expense	13,121,973	3,815,509	27,503,795	10,521,936
(+) Finance and interest expense	5,966,790	10,991,673	32,003,711	16,751,936
(+) Stock based compensation expense	3,978,831	-	9,498,501	9,073,228
(+) Listing expense	-	1,301,692	-	1,301,692
(+) Transaction costs	-	1,567,967	-	1,567,967
(+) Unrealized and realized (gains)/losses on commodity contracts	(7,129,464)	13,973,411	17,245,913	39,382,889
Adjusted EBITDA	$38,475,966	$9,658,829	$105,738,766	$23,629,691

2023 Objectives

The Company anticipates maintaining its current investment pace of 20 to 30 wells per year for the remainder of 2022 and throughout 2023 with a focus on attractive locations in the Hawkville and Giddings Fields, where expected well returns remain in excess of its internal investment hurdles. The Company anticipates that these investments will continue to drive meaningful growth in production and cash flow in 2023.

Share Repurchase Plan

Through November 14, 2022, the Company has repurchased and cancelled 656,300 SVS at an average price of $5.42 pursuant to its normal course issuer bid (the "NCIB"), as management believes such prices do not reflect the Company's intrinsic net asset value. The Board remains focused on driving an appropriate valuation of Alpine Summit's growth trajectory and operational results to align with industry peers and intends to take appropriate and deliberate steps as it moves through the course of the coming year to better align the share price with the Company's intrinsic value.

The Company also amended the NCIB to provide for purchases through the facilities of Nasdaq after November 21, 2022. Under the NCIB (as amended), the Company may purchase for cancellation a total of up to 1,648,783 SVS (which represents approximately 5% of the issued and outstanding SVS as of June 6, 2022, being the day before June 7, 2022 when the NCIB was initially announced) over a 12-month period commencing on June 10, 2022 through the facilities of the TSXV and Nasdaq. The NCIB will expire no later than June 9, 2023.

Management of the Company believes that the recent share prices do not reflect the Company's asset value and may be undervalued by the market from time to time and that the purchases under the NCIB (through the facilities of both the TSXV and Nasdaq) will enhance shareholder value. Accordingly, the Company believes purchasing its SVS may represent an appropriate and desirable use of the Company's available cash and represents an opportunity to enhance shareholder value. The NCIB will be made in accordance with the applicable rules and policies of the TSXV and Nasdaq and applicable Canadian and United States securities laws. The price that Alpine Summit will pay for SVS in open market transactions will be the market price at the time of purchase. Any SVS that are purchased under the NCIB will be cancelled.

Alpine Summit's unaudited condensed interim consolidated financial statements and notes, as well as management's discussion and analysis for the three and nine months ended September 30, 2022 will be available under the Company's issuer profile at www.sedar.com and www.sec.gov/edgar, as well as on the Company's website at www.alpinesummitenergy.com.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Alec Sheaff, Director, Business Development and Investor Relations

Phone: 615.475.8320

Email: asheaff@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements related to the Company's business plan and drilling activity and the expected improvement on access to capital, the Company's 2023 objectives, purchases under the NCIB and steps to be taken to align its growth trajectory and operational results with industry peers.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact that listing on Nasdaq has on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors, as well as the potential for Alpine Summit to fail to meet Nasdaq's continued listing requirements; changes in general economic, business and political conditions, including commodity price volatility, OPEC actions, ongoing global economic concerns, Russia's military invasion of Ukraine, and rising civil unrest and activism globally; changes in the financial markets; seasonal and weather-related changes in demand for oil and gas; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Non-GAAP Financial Measures

Certain financial measures referred to in this news release are not measures recognized under IFRS and are referred to as non-GAAP financial measures. These non-GAAP measures do not have a standardized meaning and therefore may not be comparable with the calculation of similar measures by other companies. The non-GAAP financial measure included in this news release is "Adjusted EBITDA". This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-GAAP financial measures are considered to be important factors that assist investors in assessing the Company's performance.

Adjusted EBITDA

Management uses Adjusted EBITDA to measure and track the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods. This measure includes net income/(loss) before non-controlling interest with the removal of commodity contract gains/losses and excludes other items which the Company views as "one-time" in nature in order to track the operating performance of the core business and non-cash income or expense items.

Oil and Gas Advisories

The term "boe" means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. "Boe/d" and "boepd" mean barrel of oil equivalent per day.